ANNUAL REPORT
2024



Midland
States Bancorp, Inc.

Despite the challenges we faced in 2024, the overall fundamentals of the Company remain strong. In 2025, as we successfully improve credit and invest in our team, we expect our increased focus on in-market community banking will support continued growth of our franchise.

Jeff Ludwig

Table of Contents

The Company's 2024 Annual Report to Shareholders is available on the Company's website, and printed copies are available by request. Please contact Ms. Dacia Albin, Assistant Secretary of the Company, at 217-342-7321 or dalbin@midlandsb.com for more information.

Letter to Shareholders

Dear Shareholders:

We faced a challenging year in 2024, and I want to address what happened and how we responded. Late in the year, we faced credit issues that required close attention and swift action. Separately, we identified technical accounting matters related to certain loan portfolios with credit enhancements, which led to a restatement of our financial statements. That restatement delayed our 10-K filing by more than four months and demanded an extraordinary effort from our Finance team—I want to thank them for their hard work and dedication throughout the process.

Credit Issues

During the fourth quarter of 2024, we took several actions to address our credit quality issues and exit non-core consumer loan portfolios. These credit quality issues primarily affected three of our lines of business: non-core consumer loans, Specialty Finance Group, and Midland Equipment Finance.

First, after identifying these issues we decided to accelerate the reduction of our non-core consumer loan portfolio through sales. These loans were originated by our fintech partners, LendingPoint and Greensky. In December 2024, we sold our $87.1 million LendingPoint portfolio, recognizing net charge-offs of $17.3 million on the sale. We also committed to a plan to sell $317.5 million of our Greensky consumer loan portfolio and recognized net charge-offs of $35.0 million when these loans were transferred to held for sale in the fourth quarter. We completed the sale of participation interests for most of the Greensky portfolio in April 2025.

Second, we completed a strategic review of our Specialty Finance Group portfolio, which provides bridge loan financing for commercial real estate projects, primarily multi-family and healthcare. These projects can include construction and often require short-term financing in anticipation of obtaining permanent secondary market financing. The loans are typically outside of the Company's primary market areas. We obtained updated appraisals on loans that had shown elevated credit risk in the third and fourth quarters. As a result of this review, five loans with balances of $57.8 million were moved from substandard to non-performing with recognized charge-offs of $6.6 million. In addition, updated appraisals were obtained for five non-performing loans with balances of $55.8 million which resulted in charge-offs of $18.8 million. In addition, we recognized an impairment expense on an OREO property related to a former assisted living loan of $3.6 million.

We also closely evaluated all criticized loans, construction loans, and credits that failed our internal stress tests—across all portfolios, including the Community Bank. We have since taken proactive steps to strengthen our credit risk profile, including tightening underwriting standards and ceasing new construction lending in our Specialty Finance Group. These changes, combined with new talent we have added to our credit team, are already having a positive impact on our credit culture—something I will expand on later in this letter.

Finally, we also experienced elevated charge-offs in our Midland Equipment Finance portfolio during 2024, primarily driven by continued stress in the trucking industry. In the fourth quarter alone, charge-offs totaled $15.3 million, as we reassessed equipment values tied to nonaccrual assets. Given further deterioration in the sector, we evaluated the collateral salvage values of loans and leases, along with the carrying value of repossessed and off-lease equipment, resulting in a $7.9 million impairment expense. In response, we have taken decisive action—tightening credit standards, ceasing originations to the trucking sector, and actively reducing the overall size of the equipment finance portfolio.

Improving credit quality and evolving our credit culture is a top priority. A key part of that effort is adding experienced talent to our Credit team. In July 2024, we welcomed Jeremy Jameson as our new Chief Credit Officer, and he has already made a meaningful impact in his first year. To further support this transformation, we brought on two Regional Credit Officers—Fritz Gebhard and David Quagliana—and Emmett Reidner as Director of Credit Projects. We have also implemented a regional credit strategy and made important enhancements to our underwriting process. Jeremy and the team are driving real progress, and I have full confidence in their leadership and the changes underway.



Jeremy Jameson
Cheif Credit Officer
Midland States Bank

Restatement
The restatement related to our accounting for loans originated through third-party loan origination programs dating back to 2012. Under these programs, the third-party provider offered various credit enhancements—such as reserve account contributions, yield maintenance, and other payments—to support loan performance. Historically, we accounted for borrower payments and credit enhancement payments on a net basis, recognizing them together as interest income representing the effective yield on the portfolio. In April 2025, we determined that these payments should be accounted for separately or on a gross basis. While the change in accounting methodology had an impact to previously reported net income, most of the loan balances impacted by the change have been sold and moved off our balance sheet through the sale of our Greensky and LendingPoint portfolios discussed above. Going forward, we will utilize the new accounting on any third-party originated loans, which are expected to represent a smaller portion of total loans in the future. When the new accounting methodology is used, however, loan yields and interest income will be recognized at the gross borrower loan rate, while credit losses and provisions will be recorded on a gross basis. Credit enhancement payments will be accounted for separately as a credit indemnification derivative.

The effect of the restatement related to third-party loan programs had a significant positive impact on our 2024 earnings as compared to the initial results reported in late January, changing from a net loss of $13.4 million to net income of $38.0 million. However, the restatement required that losses initially recorded in the fourth quarter and disclosed in our January earnings release be recorded in the year that the loans were originated, thus moving the fourth quarter 2024 loss to prior periods. Although the restatement had significant effects on net income in 2024 and 2023 and various income statement line items, the net impact to our retained earnings at December 31, 2024 was limited to a $5 million reduction.

Despite the challenges we faced during 2024, the fundamentals of the Company remain strong. We finished the year with a total risk-based capital ratio of 13.07%, compared to 12.37% in 2023, reflecting our continued well-capitalized position. Additionally, our net interest margin expanded to 3.35%, demonstrating our disciplined balance sheet management. Wealth management revenue increased to $28.7 million, driven in part by new client additions.

We were also successful in adding significant talent throughout the Company in 2024. Our Community

Bank team welcomed Tom Lally as Regional President and Meg Fisher as Market President in St. Louis while also adding Andy Patel as Regional President in Northern Illinois. We added Tom Ormseth as Chief Deposit Officer as well as numerous other hires to key roles to add depth



Tom Lally



Meg Fisher



Andy Patel



Tom Ormseth

throughout our Community Bank. We also hired several new wealth advisors to enhance the reach and service capabilities of our Wealth Management group. These hires represent a significant investment in strengthening our team, who together are well-suited to generate revenue for the Company in 2025 and beyond.

Financial Results

The results below reflect our restated financials.

In 2024, our adjusted pre-tax, pre-provision earnings were $167.2 million, compared to $178.1 million for 2023. Adjusted earnings available to common shareholders was $29.1 million, or $1.32 per fully diluted share in 2024 compared to adjusted earnings of $62.3 million, or $2.78 per fully diluted share in 2023. Adjusted earnings for 2024 compared to 2023 decreased primarily due to a $12.5 million decrease in net interest income, and a $37.8 million increase in provision for credit losses.

Tangible book value per share on December 31, 2024 was $19.83, a 0.2% increase from $19.79 a share in 2023.

We continued our tradition of paying dividends, and when taking share repurchases and common share dividends paid in 2024 together, we distributed $32.5 million to our common shareholders while also distributing $8.9 million of dividends to preferred shareholders.



Capital Ratios

- Total Risk-Based Capital Ratio: 2022: 11.96%, 2023: 12.37%, 2024: 13.07%
- Common Equity Tier 1 Risk-Based Capital Ratio: 2022: 6.90%, 2023: 7.28%, 2024: 8.00%



Adjusted Pre-Tax Pre-Provision Earnings

- 2022: $195.7
- 2023: $178.1
- 2024: $167.2



Tangible Book Value Per Share

- 2022: $18.13
- 2023: $19.79
- 2024: $19.83

Total loans decreased by $936.0 million or 15.3%, to $5.17 billion, as we took a more selective approach to balance liquidity and funding costs. Our total average loan yield increased to 6.30% during 2024, as compared with 6.05% during 2023. Total deposits, which include servicing deposits and wholesale deposits, decreased by $112.3 million, or 1.8%, to $6.20 billion.

Our efficiency ratio increased to 55.30% as compared to 51.90% in 2023.

Our Business Units

Community Banking. As mentioned earlier, we have added key talent across the organization and continue to invest in our people. Within the Community Bank, our focus remains on growing core customer relationships through superior customer experience and increased calling efforts. Loans in our Community Banking business grew to approximately $3.2 billion, an increase of $114.3 million, or 3.7%, over 2023. Core deposits declined to $5.6 billion, down 6.1% year-over-year.

Wealth Management. Our Wealth Management group had a successful year. Wealth Management's assets under administration increased $419.7 million, or 11.2% to $4.15 billion by the end of 2024. This growth was primarily driven by new account wins and strong market performance. Overall, we remain focused on strengthening our team, technology, and business processes to serve our Wealth Management clients.

Non-Core Banking. As discussed earlier, we took steps to reduce our exposure to non-core consumer lending by selling our LendingPoint and Greensky consumer loan portfolios. We continue to strategically manage the size of our equipment finance portfolio, in line with our tightened credit standards and our focus on core commercial relationships. Our equipment finance portfolio stood at $808.4 million at the end of 2024, as compared to $1.0 billion at year-end 2023, representing a decrease of 19.5%.

Fintech Services. We have also continued our work fostering relationships across the fintech services ecosystem, although we are exiting some of our initial smaller deposit-based relationships. We remain committed to employing strong caution, rigorous compliance, and robust enterprise risk management as we expand this segment.



Average Loans and Average Loan Yield



Trust AUA and Wealth Management Revenue



Loan Segment Mix

Outlook

As I shared last year, we adopted a new set of Strategic Elements in early 2024. This vision, represented by a diamond, reflects our commitment to cohesive teamwork centered around our customers. Our strategic focus will continue to be delivering superior customer experiences through a high-tech, high-touch approach, with a foundation rooted in community banking and relationship-driven growth. We remain committed to building a regional franchise that consistently delivers high performance while adhering to our One Midland values and strong enterprise risk management principles.

Our customers are at the heart of everything we do. As a community bank, building strong, lasting relationships is core to who we are—which is why delivering a superior customer experience (CX) remains one of our top priorities. Over the past three years, our Net Promoter Score has increased by 54%, a clear sign that our CX initiatives are making a difference. From in-person service to digital channels, we have made data-driven enhancements that are strengthening customer connections and improving satisfaction. We'll keep listening, learning, and improving—because our customers deserve nothing less.

As we look to 2025, I believe the actions we took in 2024 have positioned us well for improved financial performance. Our ongoing focus will be on strengthening our credit culture, growing core relationships, and enhancing customer experience. Additionally, we plan to continue expanding our Wealth Management group, with the goal of adding new advisors and deepening existing client relationships. I am confident that by concentrating our efforts on strengthening core relationships, we will return to generating lasting value for shareholders and positioning the Company for future growth.

As always, we thank you for your continued support.

Jeffrey G. Ludwig
President and
Chief Executive Officer
July 7, 2025



EMPLOYEES
Superior Customer Experience
High Tech, High Touch
THE CUSTOMER
Process Excellence
High Performing Bank
One Midland Culture
Enterprise Risk Management

Additional Information

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Midland. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Midland's management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made. Midland undertakes no obligation to update any statement in light of new information or future events. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Midland and its business, including additional factors that could materially affect Midland's financial results, are included in Midland's filings with the Securities and Exchange Commission.

Financial Highlights

Adjusted Return on Average Assets



Adjusted Diluted Earnings Per Share



Revenue and Noninterest Income to Total Revenue



Total Deposits and Cost of Deposits



Noninterest Expense and Efficiency Ratio



Summary Financial Information

The following consolidated selected financial data is derived from the Company's audited consolidated financial statements as of and for the three years ended December 31, 2024. This information should be read in connection with our audited consolidated financial statements, related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

(dollars in thousands, except per share data)		As of and for the Years Ended December 31,				
		2024		2023 (Restated)		2022 (Restated)
Per Share Data (Common Stock)						
Earnings						
Basic	$	1.32	$	2.33	$	4.29
Diluted		1.32		2.33		4.28
Dividends declared		1.24		1.20		1.16
Book value		27.93		28.05		26.36
Tangible book value[1]		19.83		19.79		18.13
Market price		24.40		27.56		26.62
Weighted average shares outstanding						
Basic		21,731,689		22,115,869		22,341,498
Diluted		21,737,958		22,124,402		22,395,698
Shares outstanding at period end		21,494,485		21,551,402		22,214,913
Performance Metrics						
Return on average assets		0.49 %		0.77 %		1.33 %
Return on average shareholders' equity		4.79 %		7.94 %		14.57 %
Return on average tangible common equity[1]		5.74 %		10.90 %		21.02 %
Yield on earning assets		6.03 %		5.75 %		4.54 %
Cost of average interest bearing liabilities		3.31 %		2.87 %		1.04 %
Net interest margin[2]		3.35 %		3.43 %		3.73 %
Efficiency ratio[1]		55.30 %		51.90 %		49.72 %
Common stock dividend payout ratio[3]		93.94 %		51.50 %		27.04 %
Loan to deposit ratio		83.39 %		96.74 %		98.64 %
Core deposits/total deposits[4]		89.66 %		93.86 %		96.58 %
Adjusted Earnings Metrics						
Adjusted earnings available to common shareholders[1]	$	29,130	$	62,271	$	87,064
Adjusted diluted earnings per share[1]		1.32		2.78		3.84
Adjusted return on average assets[1]		0.49 %		0.90 %		1.19 %
Adjusted return on average tangible common equity[1]		5.74 %		12.99 %		18.85 %
Regulatory Capital Ratios						
Total risk-based capital ratio		13.07 %		12.37 %		11.96 %
Tier 1 risk-based capital ratio		10.75 %		9.79 %		9.33 %
Common equity tier 1 risk-based capital ratio		8.00 %		7.28 %		6.90 %
Tier 1 leverage ratio		9.03 %		8.73 %		8.63 %
Tangible common equity to tangible assets[1]		5.81 %		5.60 %		5.29 %
Credit Quality Data						
Loans 30-89 days past due	$	43,680	$	82,778	$	32,372
Loans 30-89 days past due to total loans		0.85 %		1.36 %		0.52 %
Nonperforming loans	$	150,907	$	56,351	$	49,423
Nonperforming loans to total loans		2.92 %		0.92 %		0.78 %
Nonperforming assets	$	157,409	$	67,701	$	57,824
Nonperforming assets to total assets		2.10 %		0.87 %		0.74 %
Allowance for credit losses on loans to total loans		2.15 %		2.61 %		2.05 %
Allowance for credit losses on loans to nonperforming loans		73.69 %		282.73 %		260.79 %
Net charge-offs to average loans		2.87 %		0.83 %		0.62 %

(1) Tangible book value per share, return on average tangible common shareholders' equity, efficiency ratio, adjusted earnings available to common shareholders, adjusted diluted earnings per share, adjusted return on average assets, adjusted return on average tangible common equity and tangible common equity to tangible assets are non-GAAP financial measures. See "Non-GAAP Financial Measures" on pages 10 through 12 for a reconciliation of these measures to their most comparable GAAP measures.
(2) Net interest margin is presented on a fully taxable equivalent basis.
(3) Common stock dividend payout ratio represents dividends per share divided by basic earnings per share.
(4) Core deposits are defined as total deposits less certificates of deposits greater than $250,000 and brokered certificates of deposits.

Balance Sheet

(dollars in thousands)		As of December 31,		
		2024		**2023 (Restated)**
Assets				
Cash and cash equivalents	$	114,766	$	135,061
Investment securities		1,212,366		920,396
Loans		5,167,574		6,103,592
Allowance for credit losses on loans		(111,204)		(159,319)
Total loans, net		5,056,370		5,944,273
Loans held for sale		344,947		3,811
Premises and equipment, net		85,710		82,814
Other real estate owned		4,941		9,112
Loan servicing rights, at lower of cost or fair value		17,842		20,253
Goodwill		161,904		161,904
Other intangible assets, net		12,100		16,108
Company-owned life insurance		211,168		203,485
Credit enhancement asset		16,804		15,389
Other assets		267,891		277,440
Total assets	$	7,506,809	$	7,790,046
Liabilities and Shareholders' Equity				
Liabilities:				
Noninterest-bearing demand deposits	$	1,055,564	$	1,145,395
Interest-bearing deposits		5,141,679		5,164,134
Total deposits		6,197,243		6,309,529
Short-term borrowings		87,499		34,865
Federal Home Loan advances and other borrowings		258,000		476,000
Subordinated debt		77,749		93,546
Trust preferred debentures		51,205		50,616
Accrued interest payable and other liabilities		124,266		110,377
Total liabilities		6,795,962		7,074,933
Shareholder's Equity:				
Preferred stock		110,548		110,548
Common stock		215		216
Capital surplus		434,346		435,463
Retained earnings		247,698		245,639
Accumulated other comprehensive loss, net of tax		(81,960)		(76,753)
Total shareholders' equity		710,847		715,113
Total liabilities and shareholders' equity	$	7,506,809	$	7,790,046

Income Statement

(dollars in thousands)	2024	2023 (Restated)	2022 (Restated)
Interest income	$ 426,128	$ 417,100	$ 312,715
Interest expense	189,782	168,279	56,020
Net interest income	236,346	248,821	256,695
Provision for credit losses	120,332	82,560	76,764
Net interest income after provision for credit losses	116,014	166,261	179,931
Noninterest income:			
Wealth management revenue	28,697	25,572	25,708
Service charges on deposit accounts	13,154	11,990	10,237
Interchange revenue	13,955	14,302	13,879
Residential mortgage banking revenue	2,418	1,903	1,509
Income on company-owned life insurance	7,683	4,439	3,584
Loss on sales of investment securities, net	(230)	(9,372)	(230)
Gain on termination of hedged interest rate swaps	—	—	17,531
Impairment on commercial mortgage servicing rights	—	—	(1,263)
Credit enhancement income	60,998	48,194	69,976
Other income	12,066	17,756	8,936
Total noninterest income	138,741	114,784	149,867
Noninterest expense:			
Salaries and employee benefits	93,639	93,438	90,305
Occupancy and equipment	16,785	15,986	14,842
Data processing	28,160	26,286	24,350
FDIC insurance	5,278	4,779	3,336
Professional services	7,822	7,049	6,907
Marketing	3,926	3,158	3,318
Communications	1,364	1,741	2,382
Loan expense	5,954	4,206	4,586
Loan servicing fees	12,864	19,181	22,750
Amortization of intangible assets	4,008	4,758	5,410
Other real estate owned	5,569	333	5,188
Loss on mortgage servicing rights held for sale	—	—	3,250
Impairment on leased assets and surrendered assets	7,858	—	—
Other expense	14,628	12,168	11,788
Total noninterest expense	207,855	193,083	198,412
Income before income taxes	46,900	87,962	131,386
Income tax expense	8,856	26,807	31,149
Net income	38,044	61,155	100,237
Preferred dividends	8,913	8,913	3,169
Net income available to common shareholders	$ 29,131	$ 52,242	$ 97,068

For the years ended December 31,

Non-GAAP Financial Measures

Adjusted Earnings Metrics. We use the measure adjusted earnings and similar adjusted measures to assess the performance of our core business and the strength of our capital position. We believe that these non-GAAP financial measures provide meaningful additional information about us to assist investors in evaluating our operating results. These non-GAAP financial measure should not be considered a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles adjusted earnings, adjusted diluted earnings per common share, adjusted return on average assets, adjusted return on average tangible common equity, and adjusted pre-tax pre-provision earnings to their most comparable GAAP measures:

| | | For the years ended December 31, | | | | |
| | | | | 2023 | | 2022 |
(dollars in thousands, except per share data)		2024		(Restated)		(Restated)
Income before income tax expense - GAAP	$	46,900	$	87,962	$	131,386
Adjustments to noninterest income:						
Loss on sales of investment securities, net		230		9,372		230
(Gain) on termination of hedged interest rate swaps		—		—		(17,531)
(Gain) on sale of Visa B shares		—		(1,098)		—
(Gain) on repurchase of subordinated debt		(231)		(676)		—
Total adjustments to noninterest income		(1)		7,598		(17,301)
Adjustments to noninterest expense:						
(Loss) on mortgage servicing rights held for sale		—		—		(3,250)
Integration and acquisition expense		—		—		(347)
Total adjustments to noninterest expense		—		—		(3,597)
Adjusted earnings pre tax - non-GAAP		46,899		95,560		117,682
Adjusted earnings tax expense		8,856		24,376		27,449
Adjusted earnings - non-GAAP		38,043		71,184		90,233
Preferred stock dividends		8,913		8,913		3,169
Adjusted earnings available to common shareholders	$	29,130	$	62,271	$	87,064
Adjusted diluted earnings per common share	$	1.32	$	2.78	$	3.84
Weighted average shares outstanding - diluted		21,737,958		22,124,402		22,395,698
Average assets	$	7,744,678	$	7,906,724	$	7,536,647
Adjusted return on average assets		0.49 %		0.90 %		1.19 %
Average tangible common equity	$	507,521	$	479,267	$	461,842
Adjusted return on average tangible common equity		5.74 %		12.99 %		18.85 %
Adjusted Pre-Tax, Pre-Provision Earnings Reconciliation						
Adjusted earnings pre tax - non-GAAP	$	46,899	$	95,560	$	117,682
Provision for credit losses		120,332		82,560		76,764
Impairment on commercial mortgage servicing rights		—		—		1,263
Adjusted pre-tax, pre-provision earnings - non-GAAP	$	167,231	$	178,120	$	195,709
Adjusted pre-tax, pre-provision return on average assets		2.16 %		2.25 %		2.60 %

Tangible Common Equity, Tangible Common Equity to Tangible Assets Ratio and Tangible Book Value Per Share. Tangible common equity, tangible common equity to tangible assets ratio and tangible book value per share are non-GAAP measures generally used by financial analysts and investment bankers to evaluate capital adequacy. We calculate: (i) tangible common equity as total shareholders' equity less preferred equity, goodwill and other intangible assets (excluding mortgage servicing rights); (ii) tangible assets as total assets less goodwill and other intangible assets; and (iii) tangible book value per share as tangible common equity divided by shares of common stock outstanding.

Our management, banking regulators, many financial analysts and other investors use these measures in conjunction with more traditional bank capital ratios to compare the capital adequacy of banking organizations with significant amounts of preferred equity and/or goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. Tangible common equity, tangible assets, tangible book value per share and related measures should not be considered in isolation or as a substitute for total shareholders' equity, total assets, book value per share or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate tangible common equity, tangible assets, tangible book value per share and any other related measures may differ from that of other companies reporting measures with similar names. The following table reconciles shareholders' equity (on a GAAP basis) to tangible common equity and total assets (on a GAAP basis) to tangible assets, and calculates our tangible common equity to tangible assets ratio and tangible book value per share:

(dollars in thousands, except per share data)		For the years ended December 31,				
		2024		2023 (Restated)		2022 (Restated)
Shareholders' Equity to Tangible Common Equity						
Total shareholders' equity—GAAP	$	710,847	$	715,113	$	696,139
Adjustments:						
Preferred Stock		(110,548)		(110,548)		(110,548)
Goodwill		(161,904)		(161,904)		(161,904)
Other intangible assets, net		(12,100)		(16,108)		(20,866)
Tangible common equity	$	426,295	$	426,553	$	402,821
Total Assets to Tangible Assets:						
Total assets—GAAP	$	7,506,809	$	7,790,046	$	7,793,066
Adjustments:						
Goodwill		(161,904)		(161,904)		(161,904)
Other intangible assets, net		(12,100)		(16,108)		(20,866)
Tangible assets	$	7,332,805	$	7,612,034	$	7,610,296
Common Shares Outstanding		21,494,485		21,551,402		22,214,913
Tangible Common Equity to Tangible Assets		5.81 %		5.60 %		5.29 %
Tangible Book Value Per Share	$	19.83	$	19.79	$	18.13

Return on Average Tangible Common Equity. Management measures return on average tangible common equity to assess the Company's capital strength and business performance. Tangible equity excludes preferred equity, goodwill and other intangible assets (excluding mortgage servicing rights), and is reviewed by banking and financial institution regulators when assessing a financial institution's capital adequacy. This non-GAAP financial measure should not be considered a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles return on average tangible common equity to its most comparable GAAP measure:

(dollars in thousands)		For the years ended December 31,				
		2024		2023 (Restated)		2022 (Restated)
Net income available to common shareholders	$	29,131	$	52,242	$	97,068
Average Shareholder's Equity to Average Tangible Common Equity						
Average total shareholders' equity—GAAP	$	793,984	$	770,095	$	687,876
Adjustments:						
Preferred Stock		(110,548)		(110,548)		(41,493)
Goodwill		(161,904)		(161,904)		(161,904)
Other intangible assets, net		(14,011)		(18,376)		(22,637)
Average tangible common equity	$	507,521	$	479,267	$	461,842
Return on average tangible common equity		5.74 %		10.90 %		21.02 %

Efficiency Ratio. Management uses the efficiency ratio to measure how effective the Bank is in using overhead expenses, including salaries and benefit costs and occupancy expenses as well as other operating expenses, in generating revenues. We believe that this non-GAAP financial measure provides meaningful information to further assist investors in evaluating our operating results. This non-GAAP financial measure should not be considered a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles the efficiency ratio to its most comparable GAAP measure:

(dollars in thousands)		2024		2023 (Restated)		2022 (Restated)
For the years ended December 31,						
Noninterest expense - GAAP	$	207,855	$	193,083	$	198,412
Adjustments to noninterest expense:						
(Loss) on mortgage servicing rights held for sale		—		—		(3,250)
Integration and acquisition expenses		—		—		(347)
Adjusted noninterest expense	$	207,855	$	193,083	$	194,815
Net interest income - GAAP	$	236,346	$	248,821	$	256,695
Effect of tax-exempt income		810		828		1,283
Adjusted net interest income		237,156		249,649		257,978
Noninterest income - GAAP		138,741		114,784		149,867
Adjustments to noninterest income						
Impairment on commercial mortgage servicing rights		—		—		1,263
Loss on sales of investment securities, net		230		9,372		230
(Gain) on termination of hedged interest rate swaps		—		—		(17,531)
(Gain) on sale of Visa B shares		—		(1,098)		—
(Gain) on repurchase of subordinated debt		(231)		(676)		—
Adjusted noninterest income	$	138,740	$	122,382	$	133,829
Adjusted total revenue	$	375,896	$	372,031	$	391,807
Efficiency ratio		55.30%		51.90%		49.72%

2024 Actual Common Share Cash Dividend Data

Quarter	Record Date	Payment Date	Dividend Per Common Share
1	February 16, 2024	February 23, 2024	$0.31
2	May 17, 2024	May 24, 2024	$0.31
3	August 16, 2024	August 23, 2024	$0.31
4	November 18, 2024	November 25, 2024	$0.31

Ten-year Common Share Dividend History and Book Value Per Share

	Common Share Cash Dividends for the Year		Book Value Per Share - at End of Year	
Year	**Amount**	**% Increase**	**Amount**	**% Increase**
2015	$0.65	10.2%		
2016	$0.72	10.8%		
2017	$0.80	11.1%		
2018	$0.88	10.0%		
2019	$0.97	10.2%		
2020	$1.07	10.3%		
2021	$1.12	4.7%		
2022	$1.16	3.6%		
2023	$1.20	3.4%	$28.05	(3.8)%
2024	$1.24	3.3%	$27.93	(0.4)%

Two-Year Stock Price

Our common stock trades on the NASDAQ Global Select Market ("NASDAQ") under the symbol "MSBI." The following table sets forth the high and low sales prices of our common stock for the years ended December 31, 2024 and 2023 as reported by NASDAQ.

	Price Per Share	
	High	Low
2024		
Fourth Quarter	$28.08	$21.07
Third Quarter	$26.63	$20.54
Second Quarter	$25.08	$21.18
First Quarter	$28.10	$27.57
2023		
Fourth Quarter	$28.47	$19.85
Third Quarter	$24.46	$19.62
Second Quarter	$22.66	$17.98
First Quarter	$27.38	$20.47

Board of Directors



Jeffrey C. Smith
Midland States Bancorp, Inc.
Chairman

Midland States Bank
Chairman

Walters Golf Management
Principal and Managing
Partner



Jeffrey G. Ludwig
Midland States Bancorp, Inc.
Vice Chairman, President
and Chief Executive Officer

Midland States Bank
Chief Executive Officer



R. Dean Bingham
Agracel, Inc.
President



Gerald J. Carlson
Former Managing Partner
of KPMG's Washington D.C.
Metropolitan and
Chesapeake Regions



Jennifer L. DiMotta
DiMotta Consulting LLC
President



Travis J. Franklin
Heartland Dental, LLC
Executive Vice President
and Chief Financial Officer



Jerry L. McDaniel
Superior Fuels, Inc.
Dirtbuster Carwash, LLC
President



Jeffrey M. McDonnell
J&J Management
Services, Inc.
Chief Executive Officer



Richard T. Ramos
Maritz Holdings, Inc.
Executive Vice President
Chief Financial Officer
and Board Member



Robert F. Schultz
JM Schultz Investment
Company
Managing Partner

Management Team

Executive Management

Jeffrey G. Ludwig
Midland States Bancorp, Inc.
President and
Chief Executive Officer

Midland States Bank
Chief Executive Officer

Jeffrey S. Mefford
Midland States Bancorp, Inc.
Executive Vice President

Midland States Bank
President

Eric T. Lemke
Midland States Bancorp, Inc.
Chief Financial Officer

Midland States Bank
Chief Financial Officer

Daniel E. Casey
Midland States Bank
Senior Vice President
Chief Risk Officer

Jeremy Jameson
Midland States Bank
Senior Vice President
Chief Credit Officer

Shonna Kracinski
Midland States Bank
Senior Vice President
Chief People Officer

Dan Stevenson
Executive Vice President
Consumer Banking and
Wealth Management

Kyle Mooney
Midland States Bank
Chief Information Officer

Senior Management

Corporate

Pat Jacobs
Chief Digital Officer

David Roehl
Treasurer

Katie Schumacher
Director - Audit & Assurance

Donald Spring
Chief Accounting Officer and
Corporate Controller

Dena Steele
Director - Marketing

Nate Sturycz
General Counsel and Secretary

Banking

Frank Turza
Director - Retail Banking

Tom Ormseth
Chief Deposit Officer

Tom Lally
Regional Market President -
St. Louis

Andy Patel
Regional Market President - Northern

Dan Rice
Regional Market President - Southern

Christine Uram
Regional Market President - Eastern

Wealth Management

Ryan Lange
Chief Investment Officer

For press releases, financial information
and more, visit midlandsb.com/investors.



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